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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                            SUNDERLAND CORPORATION
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                               (Name of Issuer)


                    Common Stock, Par Value $.0001 Per Share
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                         (Title of Class of Securities)


                                  867281107
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                                (CUSIP Number)


                                Michael Shustek
                            Sunderland Corporation
                             2901 El Camino Ave.
                             Las Vegas, NV 89102
                                (702) 227-0965

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 27, 1999

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            (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].







---------------------------------------------
  CUSIP NO. 867281107
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                                  Page 1 of 4

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael V. Shustek
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [_]
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 3    SEC USE ONLY

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 4    SOURCE OF FUNDS*

     [See Item 3]
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

      TO ITEMS 2(d) or 2(e) [_]
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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                     7     SOLE VOTING POWER (1)
     NUMBER OF
     SHARES                   3,270,000
     BENEFICIALLY    ----------------------------------------------------------
     OWNED BY EACH   8     SHARED VOTING POWER
     REPORTING
     PERSON WITH              0
                     ----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER (1)

                              3,270,000
                     ----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                              0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,270,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      53.1%
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14    TYPE OF REPORTING PERSON*

      IN
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1) Subject to voting trust between the beneficial owner and the Issuer whereby beneficial owner has agreed that his shares will be voted in direct proportion to the manner in which the voted shares in the Issuer not held by him are voted.

                                  Page 2 of 4

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ITEM 1.   SECURITY AND ISSUER

Title of Class - Common Stock
Name of Issuer - Sunderland Corporation (the "Company")
Principal Executive Offices - 2901 El Camino Avenue, Las Vegas, Nevada 89102


ITEM 2.   IDENTIFY AND BACKGROUND

(a)  Name - Michael V. Shustek (the "Reporting Person")
(b)  Residence - 129 Augusta, Henderson, Nevada 89014
(c)  Occupation - President and CEO of the Company
(d)  Criminal proceedings - None
(e)  Civil proceedings - None
(f)  Citizenship - USA


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The consideration for the acquisition of the Common Stock of the Company was pursuant to the Asset Acquisition Agreements between the Company and Del Mar Mortgage, Inc., a Nevada corporation ("Del Mar Mortgage") and the Company and Del Mar Holdings, Inc., a Nevada corporation ("Del Mar Holdings") whereby the Company acquired certain assets of Del Mar Mortgage, and of Del Mar Holdings, in exchange for shares of Common Stock of the Company, which shares were then distributed to each company's respective shareholders, including the Reporting Person (collectively, the "Transactions"). The Transactions are more fully set forth in the exhibits that were attached to a Current Report on Form 8-K, filed by the Company on May 5, 1999 (the "Form 8-K").


ITEM 4.   PURPOSE OF TRANSACTION

     The primary purpose of the acquisition of the Common Stock of the Company is to acquire control of the Company. The Reporting Person may acquire additional securities of the Company or dispose of any securities it has acquired. The Reporting Person has caused the Transactions to take place between the Company and the Reporting Person as described in the Form 8-K, has caused a change in the composition of the Board of Directors or Management of the Company, and has caused nominees of the Reporting Person to be placed on the Board of Directors. The Reporting Person has no present plans to change the capitalization or dividend policy of the Company, except that it may raise additional capital through public or private securities offerings, although he may do so if business purposes dictate that he do so. At this time the Reporting Person has no plans to change the Company's charter or by-laws other than as described in the Form 8-K, but he reserves the right to do so if he deems it desirable. At the present time the Reporting Person has no plans to cause termination of registration of the issuer pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     As of the date hereof, the aggregate number of shares beneficially owned by the Reporting Person is 3,270,000 shares of Common Stock of the Company, representing approximately 53.1% of the shares of Common Stock reported to be issued and outstanding as of May 17, 1999 in the Company's Quarterly Report on Form 10-QSB for the period ended March 31, 1999.
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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
          RESPECT TO SECURITIES OF THE ISSUER.

     Except for the voting trust described in this Schedule 13d, the Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.


                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   June 9, 1999
                                   -------------------------------------
                                   (Date)

                                   /s/ MICHAEL V. SHUSTEK
                                   -------------------------------------
                                   (Signature)

                                   Michael V. Shustek, President and CEO
                                   -------------------------------------
                                   (Name/Title)



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